Exhibit 99.1

For Immediate Release November 17, 2003

PRESS RELEASE LUKE ENERGY – THIRD QUARTER RESULTS

Calgary, Alberta: Luke Energy Ltd. announces its interim operating and financial results for the third quarter ended September 30, 2003.

Third quarter production averaged 88 barrels of oil per day and 395 thousand cubic feet (mcf) per day of gas for a total of 154 barrels of oil equivalent per day (boepd). The Company began operations on February 26, 2003 and as a result there are no comparable numbers for the previous year.

Cash flow and earnings were $772,107 (2(cent) per share) and $463,933 (1(cent) per share) as a result of continuing strong oil and gas prices.

In September the Company completed a $3.5 million private placement of Luke Energy shares at $2.00 per share on a “flow-through” basis. As a consequence the Company issued 1.75 million shares resulting in a total of 34.8 million shares outstanding. This private placement further strengthened the Company’s treasury to $37.2 million at the end of the quarter.

The Company’s growth strategy in the near-term is to focus on generating new drilling prospects while continuing to seek potential corporate and property acquisitions. Luke has been actively increasing land holdings in the Marten Creek area (Luke’s shallow multi-zone gas prospect in Northern Alberta) and now owns a total of 11,000 acres on the play. The Company has a large drilling inventory at Marten Creek and initially plans to drill eight wells in the area during the first quarter of 2004.

Luke Energy’s shares are listed on the Toronto Stock Exchange and trade under the symbol LKE.

Information Contacts:	Harold V. Pedersen, Chief Executive Officer Mary C. Blue, President & COO Carrie McLauchlin, Vice-President, Finance (403) 261-4811

(Attached to and forming part of a Press Release dated November 17, 2003)

Highlights

(unaudited)	Three months ended September 30, 2003	Period ended September 30, 2003

Operating[1]
Number of producing days	92	218
Production
Oil – bopd	88	88
Gas – mcf/d	395	413
Total – boepd (6 mcf = 1 bbl)	154	157

Product Prices ($Cdn)
Oil - $/bbl	$33.96	$35.59
Gas - $/mcf	$5.81	$6.74

Financial ($Cdn except per share numbers)[1]
Gross production revenue	$487,112	$1,289,975
Cash flow from operations[2]	$772,107	$1,127,753
per share – basic & diluted	$0.02	$0.04
Earnings	$463,933	$554,009
per share – basic and diluted	$0.01	$0.02
Weighted average shares outstanding	33,563,736	27,619,993
Shares outstanding	34,828,946	34,828,946
Working capital	$37,211,302	$37,211,302
Shareholders’ equity	$42,809,415	$42,809,415

1	There are no comparative numbers as the Company began operations February 26, 2003.
2	Cash flow from operations means earnings plus future taxes and depletion and depreciation.